 **MOVEMENTX**   **Josh D'Angelo**

MovementX Investment Opportunity

Josh D'Angelo

Hi all,

Great seeing many of you at yesterday's Investment Webinar! We are more excited than ever about this opportunity and grateful for your engagement and interest.

For those of you who weren't able to attend live, here's the recording (and slides are attached to this email) and a quick recap of next steps:

- What you can do now:
  - Head over to our WeFunder profile and click 'watch for updates' so you can be first to be notified when we start accepting reservations
  - Check out the MX Investment Opportunity FAQs and read up on WeFunder's FAQs
  - Review the attached slide deck from the webinar and learn more about SAFEs

- Upcoming Important Dates
  - Jan 23 - Investment Town Hall #1 at 12pm EST / 9am PST
  - Jan 24 - Open Book Finance at 12pm EST / 9am PST
  - Jan 31 - Investment Town Hall #2 at 4pm EST / 1pm PST
  - Feb 1 *(anticipated)* - Open for Reservations

Please keep sending any questions my way. Fired up to tap into the power of our community more than ever, and to continue building towards a community of owners. So much is possible on our journey, together.

All the best,
Josh

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📄 **MovementX Investment Webinar 2024 2.0.pdf**
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